UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-13417

CUSIP NUMBER
NOTIFICATION OF LATE FILING	25501G105

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
	For Period Ended:	December 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Ditech Holding Corporation
Full Name of Registrant

N/A
Former Name if Applicable

1100 Virginia Drive, Suite 100
Address of Principal Executive Office (Street and Number)

Fort Washington, Pennsylvania 19034
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ditech Holding Corporation (the "Company") is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the "Form 10-K"). The Company is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense.

As previously disclosed, on February 11, 2019, the Company and certain of its direct and indirect subsidiaries (collectively with the Company, the “Debtors”), filed voluntary petitions (the cases commenced thereby, the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Court”). The Chapter 11 Cases are being administered under the caption In re Ditech Holding Corporation (Case No. 19-10412). During the pendency of the Chapter 11 Cases, the Debtors are continuing to operate their businesses as “debtors in possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code.

On March 5, 2019, the Debtors filed the Joint Chapter 11 Plan of Ditech Holding Corporation and Its Affiliated Debtors (as amended, the “Plan”) and the related disclosure statement (as amended, the “Disclosure Statement”) with the Court. The Plan and Disclosure Statement are subject to approval by the Court. Once the Disclosure Statement is approved by the Court, the Plan will be solicited for approval by a vote of certain of the Company’s creditors, as described in the Disclosure Statement and the Plan.

As a result of various factors, including the considerable time and resources that management must devote to the Chapter 11 Cases, and certain accounting and financial reporting matters, the Company requires additional time to complete its financial closing procedures and, as a result, its independent registered public accounting firm requires additional time to complete the audit of the Company's consolidated financial statements as of December 31, 2018 and for the periods from February 10, 2018 through December 31, 2018 ("Successor") and from January 1, 2018 through February 9, 2018 ("Predecessor"),

Therefore, the Company is not able to complete the preparation, review and filing of its Form 10-K within the prescribed time period without unreasonable effort or expense.

The Company currently expects to file its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gerald A. Lombardo	(844)	714-8603
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑    No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑    No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company's preliminary and unaudited operating results for the period from February 10, 2018 through December 31, 2018 (Successor), for the period from January 1, 2018 through February 9, 2018 (Predecessor), and for year ended December 31, 2017 (Predecessor) in accordance with accounting principles generally accepted in the United States of America (or "GAAP") were as follows:
The Company recorded a GAAP net loss of approximately $(205) million, or $(41.93) per diluted common share, for the period from February 10, 2018 through December 31, 2018 (Successor), and a GAAP net income of approximately $521 million, or $13.92 per diluted common share, for the period from January 1, 2018 through February 9, 2018 (Predecessor) as compared to a GAAP net loss of $(427) million, or $(11.61) per diluted common share, for year ended December 31, 2017 (Predecessor). The Company recorded $464.6 million of reorganization items and fresh start accounting adjustments for the period from January 1, 2018 through February 9, 2018, which was driven by a $556.9 million gain on cancellation of corporate debt and $77.2 million of fresh start accounting adjustments, partially offset by $153.8 million related to the issuance of new equity. Income (loss) per share is calculated based on the weighted-average number of diluted common shares outstanding during each respective reporting period.
Total revenues were $658.9 million and $187.3 million for the period from February 10, 2018 through December 31, 2018 and the period from January 1, 2018 through February 9, 2018, respectively, which represented a combined increase of $15.0 million as compared to the year ended December 31, 2017. The increase in revenue reflects an increase of $121.3 million in net servicing revenue and fees, partially offset by decreases of $94.7 million in net gains on sales of loans and $36.0 million in interest income on loans. The increase in net servicing revenue and fees was driven by an increase of $214.9 million related to changes in valuation inputs and assumptions for servicing rights, partially offset by $103.0 million in lower servicing fees.
Total expenses were $879.1 million and $133.7 million for the period from February 10, 2018 through December 31, 2018 and the period from January 1, 2018 through February 9, 2018, respectively, which represented a combined decrease of $281.9 million as compared to the year ended December 31, 2017. The decrease in expenses was driven by $179.6 million in lower general and administrative expenses, $58.8 million in lower salaries and benefits and $49.3 million in lower other expenses, net, offset in part by goodwill and intangible assets impairment charges of $23.7 million.
The financial results and other financial data presented above are preliminary, based upon the Company's estimates and subject to completion of the Company's financial closing procedures and issuance of its financial statements as of December 31, 2018 and for the periods from February 10, 2018 through December 31, 2018 (Successor) and from January 1, 2018 through February 9, 2018 (Predecessor). Moreover, the financial statements and other financial data have been prepared on the basis of currently available information. The Company's financial results and other financial data that will be contained in the Company's Form 10-K for the year ended December 31, 2018 could differ materially from the information contained herein.

Cautionary Statements Regarding Forward-Looking Information
Certain statements in this Form 12b-25 constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are not historical fact are forward-looking statements. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “estimates,” “assumes,” “may,” “should,” “could,” “shall,” “will,” “seeks,” “targets,” “future,” or other similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors, and the Company’s actual results, performance or achievements could differ materially from future results, performance or achievements expressed in these forward-looking statements. Such statements include, but are not limited to, statements relating to: the Company's financial results; the Form 10-K; the Chapter 11 Cases and Court proceedings; management’s strategy, plans, opportunities, objectives, expectations, or intentions; and descriptions of assumptions underlying any of the above matters and other statements that are not historical fact.
These forward-looking statements are based on the Company’s current beliefs, intentions and expectations and are not guarantees or indicative of future performance, nor should any conclusions be drawn or assumptions be made as to any potential outcome of any potential transactions or strategic initiatives the Company considers. Risks and uncertainties relating to the proposed restructuring include: the ability of the Company to comply with the terms of the RSA and DIP Facilities (as defined in the Disclosure Statement), including completing various stages of the restructuring within the dates specified by the RSA and DIP Facilities; the ability of the Company to obtain requisite support for the restructuring from various stakeholders; the ability of the Plan to satisfy all the requirements necessary for confirmation by the Court; the ability of the Company to successfully execute the transactions contemplated by the RSA without substantial disruption to the business of one or more of its primary operating or other subsidiaries; the high costs of bankruptcy proceedings and related fees, including the risk that the restructuring will take longer than anticipated; the actions and decisions of the Company’s creditors and other third parties who have interests in the Chapter 11 Cases that may be inconsistent with the Company’s operational and strategic plans; the ability of the Company to continue as a going concern; and the effects of disruption from the proposed restructuring making it more difficult to maintain business, financing and operational relationships, to retain key executives and to maintain various licenses and approvals necessary for the Company to conduct its business. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include, but are not limited to, those factors, risks and uncertainties described in more detail under the heading “Risk Factors” and elsewhere in the Company’s annual and quarterly reports, including amendments thereto, and other filings with the Securities and Exchange Commission.
The above factors, risks and uncertainties are difficult to predict, contain uncertainties that may materially affect actual results and may be beyond the Company’s control. New factors, risks and uncertainties emerge from time to time, and it is not possible for management to predict all such factors, risks and uncertainties. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore any of these statements may prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the Company’s objectives and plans will be achieved.  These forward-looking statements speak only as of the date such statements were made or any earlier date indicated, and the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in underlying assumptions or otherwise. If the Company were in any particular instance to update or correct a forward-looking statement, investors and others should not conclude that the Company would make additional updates or corrections thereafter.

Ditech Holding Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2019	By	/s/ Gerald A. Lombardo
Gerald A. Lombardo
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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